COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

September 22, 2010

Securities and Exchange Commission
Attn:  Tabatha Akins, Staff Accountant
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Protect Pharmaceutical Corporation
Amendment No. 1 to
Form 8-K (Filed September 8, 2010)
SEC File No.  000-54001

Dear Ms. Akins:

In response to your letter dated September 13, 2010, the following information, corresponding sequentially to the paragraph in your letter, is hereby submitted on behalf of Protect Pharmaceutical Corporation (“Protect” or the “Company”).  Amendment No. 1 to the Form 8-K is being filed concurrently with this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.  For your convenience, we have reproduced below the comments contained in the Staff’s September 13-letter in italicized text immediately before our response.

Form 8-K
Section 4 – Matters Related to Accountants and Financial Statements
Item 4.02  Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Comment 1.
You state “our principal accounting officer and our independent accountant concluded that our unaudited financial statements for the six month period ended June 30, 2010 should no longer be relied on”. Please revise your disclosures to clarify whether you identified the errors or your independent accountants advised you about the errors to the previously issued financial statements. If your principal accounting officer concluded that the previously issued financial statements should no longer be relied on, please state the date such conclusion was made as required by Instructions to Form 8-K, Item 4.02(a)(1).  If you were advised by or received notice from your independent accountants about the need to take action to prevent future reliance on the previously issued audit report and completed interim reviews, disclose and provide the information required by the Instructions to Form 8-K, Items 4.02(b) and 4.02(c.)

Response to Comment 1:  The Form 8-K should have indicated that the Company’s principal accounting officer concluded that the unaudited financial statements for the three-month period ended June 30, 2010 should no longer be relied upon.  The Company has amended its Form 8-K accordingly.  Although the Company has discussed the matters disclosed in the Form 8-K with its independent registered public accounting firm, the independent accountants have not advised the Company that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements.  Therefore no disclosure is included in the Form 8-K pursuant to Items 4.02(b) and 4.02(c).

Securities and Exchange Commission
September 22, 2010

Comment 2.
In light of the restatement, please revise your disclosure to specify whether you have reconsidered the adequacy of your previous assertions regarding disclosure controls and procedures, specific to the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.

Response to Comment 2:  In light of the restatement of the Company’s financial statements, it has concluded that its disclosure controls and procedures were ineffective as of June 30, 2010.  The Company has amended its Form 10-Q and Item 4(T) accordingly.

In addition to the above and in response to the Staff’s September 13, 2010 letter, please be advised that the amendment to the Form 10-Q includes a revised Section 302 certification that has deleted paragraph 4(b) and certain introductory language in paragraph 4.

In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly,

/S/ Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc:  William D. Abajian, Chief Executive officer, Protect Pharmaceutical Corporation

Attachment No. 1

Protect Pharmaceutical Corporation
759 Bloomfield Avenue
Suite 411
West Caldwell, New Jersey 07006

September 22, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of Protect Pharmaceutical Corporation (the “Company”) to the SEC letter dated September 17, 2010, SEC File No. 000–54001, the Company hereby acknowledges that:

●      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

●      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Protect Pharmaceutical Corporation

By:   /S/     William D. Abajian
Its:           President